SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2014

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

512 Yeongdongdaero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On September 2, 2014, Mr. Koo, Ja-Yoon was appointed by the Minister of the Ministry of Strategy and Finance as a non-standing director of Korea Electric Power Corporation (“KEPCO”) for a term of two years until September 1, 2016. Mr. Koo replaces Mr. Kim, Jung-Hyun, whose term of office as a non-standing director expired on September 1, 2014. Following such appointment, KEPCO will have a total of eight non-standing directors, which comprise a majority of the 15-member board of directors.

Biographic detail of the newly appointed non-standing director is set forth below.

Name	Biographic details
Koo, Ja-Yoon	•	Current Position:
		•	Professor of Electronics & System Engineering, Hanyang University
	•	Previous Position:
		•	Chairman of the Korean Electricity Regulatory Commission of the Ministry of Trade, Industry and Energy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Ko, Weon-Gun
	Name:	Ko, Weon-Gun
	Title:	Vice President

Date: September 3, 2014